EXHIBIT 21

The Allied Defense Group, Inc.

LIST OF SUBSIDIARIES

1.	ARC Europe, S.A., a Belgian Corporation

2.	ADG Sub USA, Inc. (formerly Mecar USA, Inc.)

3.	Allied Research BV, a Dutch company and,

4.	Allied Research Cooperative U.A. (“Coop”), a Dutch cooperative

E-3